Exhibit 99.1

ALTAGAS ANNOUNCES 6% Dividend Increase AND Adoption Of A quarterly Payment Schedule

Calgary, Alberta (December 3, 2021)

AltaGas Ltd. ("AltaGas" or the "Company") (TSX: ALA) today announced that the Company’s Board of Directors have approved a six percent increase to its annual common share dividends ($1.06 per common share annually) for the 2022 calendar year. Concurrently, AltaGas is moving from a monthly to a quarterly payment schedule with dividends expected to be made in March, June, September and December of the 2022 calendar year and paid on a quarterly basis at the rate of $0.265 per common share. Subject to approval of the board of directors, the first quarterly dividend of $0.265 per common share ($1.06 per common share annually) is expected to be effective for the March dividend that will be paid on March 31, 2022, to common shareholders of record on March 16, 2022. Monthly dividend payments will continue until the end of 2021. The December dividend of $0.0833 per common share will be paid on December 31, 2021, to common shareholders of record on December 22, 2021. These dividends are eligible dividends for Canadian income tax purposes.

CEO MESSAGE

“The six percent dividend increase builds upon our prior year dividend increase and reflects the success related to the purposeful actions we have taken over the past number of years to reposition the Company and our confidence in AltaGas being able to deliver continued earnings growth in the years ahead. We believe the six percent increase balances the Company’s desire to return more cash to shareholders with our focus on continuing to de-leverage the balance sheet and fund the strong organic growth opportunities that are on the horizon. We look forward to discussing our strategic priorities and growth plans at our 2021 Investor Day on December 15, 2021.”

2021 INVESTOR DAY

Time:	December 15, 2021: 8:00 a.m. MT (10:00 a.m. ET or 15:00 GMT London)
Webcast Registration:	Link
Dial-in:	U.S. and Canada Toll Free: (844) 776-0516 International: (646) 632-1756
Passcode:	7197381

The webcast, presentations and other materials will be available shortly after the conclusion of the event on AltaGas’ website at https://www.altagas.ca/invest/events-and-presentations.

ABOUT ALTAGAS

AltaGas is a leading North American energy infrastructure Company that connects NGLs and natural gas to domestic and global markets. The Company operates a diversified, lower-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders.

1. Non-GAAP measure; see discussion in the advisories of this news release and reconciliation to US GAAP financial measures shown in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended September 30, 2021, which is available on www.sedar.com.

For more information visit www.altagas.ca or reach out to one of the following:

Jon Morrison

Senior Vice President, Investor Relations & Corporate Development

Jon.Morrison@altagas.ca

Adam McKnight

Director, Investor Relations

Adam.McKnight@altagas.ca

Investor Inquiries

1-877-691-7199

investor.relations@altagas.ca

Media Inquiries

1-403-206-2841

media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. Words such as “will”, “continued”, “ongoing”, “believe”, “opportunities” " and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, the expected dividend payments and dates of payment, expected growth, earnings durability, the timing of Investor Day webcast, replay and archiving, and the contents of the presentation.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect AltaGas’ current views with respect to future events based on certain material factors and assumptions are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in AltaGas' public disclosure documents.

Many factors could cause AltaGas' actual results, performance or achievements to vary from those described in this news release, including, without limitation, those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release, and such forward-looking statements, should not be unduly relied upon. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by law. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

AltaGas Ltd. – Press Release	2